UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2022

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”), excluding Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-264105) and the Company’s registration statements on Form S-8 (File Nos. 333-226457 and 333-265000) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release

On November 11, 2022, Immunocore Holdings plc (the “Company”) issued a press release announcing the presentation of new findings from a biomarker analysis of KIMMTRAK (tebentafusp-tebn) in patients with metastatic uveal melanoma (“mUM”) at the Society for Immunotherapy of Cancer (“SITC”) 37th Annual Meeting. The first poster presentation is titled “Molecular features in tumors at time of progression on tebentafusp associated with overall survival (OS)”. The second poster presentation is titled “Tebentafusp induced T and B cell epitope spread in patients with advanced melanoma”. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

New Biomarker Analysis of KIMMTRAK (tebentafusp-tebn) in Patients with mUM Presented at SITC 37th Annual Meeting

The data presented at the SITC 37th Annual Meeting was a biomarker analysis of tumors biopsies collected from 18 patients with metastatic uveal melanoma (“mUM”) shortly after radiographic progression. These tumors were analyzed by immunohistochemistry (n=18) or by RNAseq (n=14) for expression of full-length gp100 protein, and for expression of components of the antigen processing machinery (“APM”) including HLA-A, the HLA that presents the gp100 peptide recognized by KIMMTRAK.

The key highlights of the presentations included the observation that the expression of gp100 protein, the target of KIMMTRAK, remained relatively unchanged relative to baseline in biopsies at the time of tumor progression and was not associated with overall survival (“OS”). However, it was observed that patients in the analysis with longer OS, despite achieving radiographic progression, were able to retain higher expression of the APM required to ensure recognition by KIMMTRAK, including HLA, and higher levels of T cells, compared to those with shorter OS.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, implied and express statements regarding the therapeutic potential and clinical benefits of KIMMTRAK. The words "may," “might,” "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," “expect,” "estimate," “seek,” "predict," “future,” "project," "potential," "continue," "target" and similar words or expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this Report are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this Report, including, without limitation, risks associated with: the risk that the results of preclinical studies and early results from clinical trials may not be predictive of future clinical trial results; the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic, the war in Ukraine or global geopolitical tension on the Company’s business, strategy and anticipated milestones, including the Company’s ability to conduct ongoing and planned clinical trials; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s ability to obtain clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of supply chain disruptions; the Company’s ability and plans to launch, market and sell KIMMTRAK or any future approved products and to continue to establish and expand a commercial infrastructure; the Company’s ability to successfully expand the approved indications for KIMMTRAK, or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID pandemic, patient enrollment delays or otherwise; unexpected safety or efficacy data observed during preclinical studies or clinical trials and the Company’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; the Company’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; the Company’s need for and ability to obtain additional funding on favorable terms or at all, including as a result of worsening macroeconomic conditions such as rising inflation and interest rates, volatility in the capital markets and related market uncertainty; and the success of the Company’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F, as supplemented by its most recent filings that the Company has made or may make with the SEC in the future. Such risks may be amplified by the COVID-19 pandemic and its potential impact on the Company’s business and the overall global economy. Any forward-looking statements represent the Company’s views only as of the date of this Report and should not be relied upon as representing its views as of any subsequent date. The Company does not assume any obligation to update any forward-looking statements, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date:	November 14, 2022	By:	/s/ Bahija Jallal, Ph.D.
			Name:	Bahija Jallal, Ph.D.
			Title:	Chief Executive Officer